Software

Ascential Software

< ANNUAL REPORT 2001 >


TOWN
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Ascential Software Corporation

"Value is the driving force of our company. We are committed to building our industry leadership by delivering unsurpassed value in the enterprise data integration market."

2001 <ANNUAL REPORT



Peter Gyenes,
CHAIRMAN & CEO

Pete Fiore,
PRESIDENT

TO OUR SHAREHOLDERS, CUSTOMERS, BUSINESS PARTNERS AND EMPLOYEES

Amidst the difficult economic environment and global turmoil of the past year, 2001 turned out to be a productive year of growth and progress for our company.

As in years past, we remained focused on our mission to provide value to all our constituencies: shareholders, customers, partners and employees. We strengthened and deepened our product and solutions offerings, we formed strategic alliances with leading enterprise software and services vendors, and we took strategic actions to position our company for long-term growth and profitability.

In 2001, we created the foundations to establish our company's leadership and success in the expanding market of data integration. The proliferation of data throughout the enterprise, its increasing variety and complexity, and the need to make sense of it all, give rise to a major market opportunity. Ascential™ addresses a real market need by providing the infrastructure software that allows customers to access data from wherever in the organization it may be located and directing that data to where decision-driving information will deliver economic value. All of 2001 was spent building the uniquely comprehensive, performance-oriented data integration platform – and the corporate organization to deliver it – that we have today.

Our most significant strategic step in 2001 was selling the Informix database business to IBM in a $1 billion cash transaction. The financial resources provided to us by this transaction, as well as our strategic alliance with IBM around our data integration products, add significantly to our arsenal and provides us with the opportunity to build Ascential into a major force within the enterprise software market. This transaction also represented a responsible way to divest an asset, the value of which as a stand-alone business was at risk, but whose customers and employees are now highly valued by the largest information services company in the world, IBM. This was truly a win-win for all concerned.

During the past year, we discontinued the remaining Informix products that proved to be peripheral to our customers' data integration requirements, while at the same time we significantly enriched our popular core data integration platform, DataStage®. We upgraded our management team by blending many of our veterans, who have been instrumental in the development of DataStage and of our data integration business since its inception in 1996, with proven leaders recruited from our industry to address needs in the areas of product development, sales operations, business development and finance and administrative operations.

Our financial results for 2001 should be viewed in the context of the transition that we have made to a singularly focused mission of providing the most complete enterprise data integration platform in the industry, offering a compelling return on investment to our customers.

Total reported revenue for Ascential in 2001 was $124.0 million, including $19.6 million in revenue from discontinued products. Revenue for the ongoing data integration business of our company in 2001 was $104.4 million, representing 33% growth despite a difficult economic environment. We expanded our customer base by 350 new customers. We also launched significant strategic alliances with IBM, SAP, Business Objects, several of the major enterprise systems integration companies and other partners who have chosen to include DataStage in their offerings and recommend it to their customers. At the same time, we organized our company appropriately for our enterprise data integration mission and for the economic realities that we face. We reduced our costs and expenses significantly during the course of the year, and have continued to decrease them early in the new year as we position ourselves to achieve our goal of operating profitability by the fourth quarter of 2002.

We look forward to 2002 with the strongest product positioning in our history, as well as with the endorsement of more than 1800 customers and 200 partners worldwide, among whom are included many of the world's largest companies. More than half of the Fortune 50 are Ascential customers today. Our 350 new customers in 2001 included Fortune 50 companies such as American International Group Inc., Ford Motor Company, McKesson Corporation and Verizon Communications Inc. We now have customers in divergent markets such as financial services, telecommunications, healthcare and life sciences, manufacturing, transportation, consumer packaged goods and retail. Our customers are respected global companies with large enterprise data needs. Our strategic partnerships include many of the most highly respected names in technology and several of the leading systems integrators.

We have the leadership and management team in place to capitalize on our technology and market position to build our company's market share and achieve our long-term operating model goal of 75% to 78% gross margin and 17% to 25% operating margin.

These are the metrics that we will use to measure our company as we grow to, and then beyond critical mass in revenue. We believe our market offers major opportunity for growth and we believe our products and solutions are strongly differentiated by their scope and functionality, their scalability, and their value to our customers. We believe these ingredients, in the hands of our talented team of employees, have the potential to build significant value for our shareholders.

Ascential is also significantly differentiated from its competitors in its strategy. We have embarked on a mission of developing and delivering the broadest, most scalable enterprise data integration platform available. Our closest competitor has strategically decided to move into the analytical applications arena, rather than focusing on data integration. They and other competitors have individual data integration tools, but no coherent strategy for delivering complete data profiling, integration, scalability and data quality in a single comprehensive product platform. The net of this is that for true enterprise needs, our technology is unmatched. Those vendors that feel they can compete in terms of specific features and functions do not have the breadth of offerings or scalability that we provide. Those vendors that feel they have scalability cannot compete in terms of product features and functions or breadth of offering. We are uniquely positioned today to be the leading data integration provider to the world's enterprises. Throughout the rest of this report we will detail the steps we have taken and the progress we have made toward that end.

Strategic acquisitions

Our acquisition of Torrent Systems Inc. is a milestone for the company and evidence of how we intend to use our financial resources strategically. Torrent's parallel processing technology brings virtually unlimited scalability and exceptional performance gains to our DataStage family of products. The scalability and performance advantage that comes from pairing Torrent's technology with DataStage is vital to addressing the tremendous growth in data volumes and the shrinking processing windows that our customers have to contend with. This added processing power differentiates us from the competition and with DataStage makes us the partner of choice for companies looking to better manage their burgeoning data warehouses.

In the first quarter of 2002, we further differentiated Ascential from its competitors and enhanced our offerings by announcing our acquisition of Vality Technology Incorporated, a recognized industry leader in enterprise data quality management. Also in the first quarter, we introduced a leading data profiling offering, MetaRecon™, by virtue of a technology purchase from a company called Metagenix. Putting all of this together, DataStage now clearly offers the broadest set of data integration features and functions, with leading data quality, on the most scalable platform in the industry.

This is a good time to be in the data integration business. For competitive and economic advantage, it is imperative that global enterprises get more value out of the cumulative IT infrastructure they have purchased in recent years. With DataStage solutions allowing access to a company's entire enterprise data and assuring that the data is "clean," our customers will now be able to realize more value from important business initiatives, such as CRM, BI, analytics, e-business applications and their multiple data warehouses. By creating better implementations of these tools, we enable enterprises to turn vast amounts of disparate, unrefined data into reusable information assets that drive business success and economic value for our customers.

Providing value to all our constituencies will continue to be the driving force of our company. We believe that being the best provider of value to our customers will lead directly to gains in market share. By exploiting our technological edge, customer and partner positions, along with management experience and clearly focused strategy to seize the leadership role in the expanding data integration space, we believe we can deliver on our promise of increasing value to our shareholders.

On behalf of our management team and board of directors, we thank each and every one of you for your continued support and for your participation in our program of building our company. We are indeed very focused on continuing to earn it.

Sincerely,

Peter Gyenes,
CHAIRMAN & CEO

Pete Fiore,
PRESIDENT

Better information means making better business decisions, building better products, offering better services, and ultimately, attracting and retaining more customers. Our products create better information by collecting data scattered across our customers' enterprises and transforming, integrating and cleansing it for use by their mission critical enterprise wide applications.

Simply put, we turn our customers' raw data into valuable, strategic assets. Delivering value to our customers and partners – and consequently to shareholders and employees – is what we're all about.



Enduring Value

Delivering value to all our constituencies

The volume, variety and velocity of business data are all growing exponentially – and seamlessly integrating this data into business applications is mission critical for major enterprises worldwide.

In the past year, we significantly enhanced our product line to stay ahead of this growing business requirement. Last year we shipped the fifth generation of DataStage and fine-tuned our strategy to focus on the enterprise data integration market. Our 2001 acquisition of Torrent Systems Inc., the leader in massive parallel processing technology, was a major milestone in this strategy. By integrating Torrent's processing power into our DataStage product family, we positioned ourselves as the technology leader in the fast-growing high-end segment of the data integration market. Recent benchmark results demonstrated that DataStage, integrated with Torrent technology, outperformed competitors' published benchmarks by 500 percent. With this very high performance solution, we can accommodate our customers' largest data volumes within their ever-shrinking processing and decision-making windows.

Early in 2002, we further executed our strategy by acquiring industry-leading MetaRecon data profiling software from MetaGenix Inc. and by acquiring Vality Technology Incorporated and its suite of INTEGRITY™ data quality management and cleansing software.

MetaRecon ("recon" for reconnaissance) automates the labor-intensive process of deciphering the content and meaning of data from disparate information systems – an important first step in integrating data for enterprise applications. INTEGRITY – advanced detection, matching and cleansing software – is designed to ensure that clean, accurate and reliable data is delivered throughout the integration process. Integrated with DataStage, this product suite cuts months from typical data integration projects and assures complete and accurate data feeds to CRM, ERP, SCM and other enterprise applications. Together, these products comprise the industry's most comprehensive and infinitely scalable enterprise data integration solution.

Our continuous product line expansion and heightened focus on sales, service and marketing excellence are tangible steps that bolster our enterprise data integration leadership, thereby bringing enduring economic value to our customers. The stature of our strategic partners is a solid endorsement of the value we bring to the data integration market. In 2001, Ascential entered into strategic relationships with industry leaders such as IBM, SAP, Business Objects and Hyperion, and top-tier systems integration partners like EDS, Cap Gemini Ernst & Young, KPMG Consulting and Accenture, among others. Amidst growing industry recognition that enterprise applications often fall short of their promised ROI due to poor data quality or incomplete data, Ascential brings these partners a solid data integration foundation that enhances their solutions and services – and brings more value to our shared customers.

Building leadership also requires dedicated and talented employees. Ascential adheres to a system of core values and a highly disciplined method of channeling the actions of our entire workforce toward common goals and measurements of success. Whether an Ascential employee works in sales, service, marketing, research and development or administration, the rallying cry that symbolizes our joint purpose is "One Vision, One Mission, One Team."

We believe that by offering leadership products, building strategic partnerships, growing our customer base, and building market share, we will provide enduring value to our shareholders.



Ascential's ascent in the data integration market over the past year has been fast and steady...IDC anticipates that Ascential will take advantage of a golden opportunity and continue to innovate and prosper as a leading vendor in the data integration market.

IDC ANALYST REPORT
December 2001



"The momentum Ascential has shown over the past year, combined with the market strength of its partners, demonstrates the company's potential to shape the future direction and development of the enterprise integration market." JUSTIN KESTELYN, editor-in-chief of *Intelligent Enterprise*

During the information technology build-out of the 1990s, companies acquired new enterprise systems – such as Enterprise Resource Planning (ERP), Customer Relationship Management (CRM), Supply Chain Management (SCM), Business Intelligence (BI) and more – but only partially realized the promised return from these costly information-intensive applications.

Ascential's powerful data integration solutions unlock the value of the information assets that drive the success of these applications.



The Power of Data Integration

Greater value from IT investment

Ascential Software is the leading provider of comprehensive, scalable enterprise data integration solutions for Global 2000 companies. Our flagship product, DataStage, was first introduced to the market in January 1997. DataStage, now part of the industry's broadest suite of compatible data integration products, enables companies to realize the maximum return on investment from their enterprise applications and information systems.

Our infrastructure software products enable our customers to collect information and data of virtually any type from anywhere in or outside the enterprise. Our software transforms, integrates, cleanses and then delivers all this data to the required applications, giving users a complete view of their business.

The combined power of our integrated product suite unlocks the value of data for decision-makers throughout a company. Managers gain immediate access to relevant, accurate sales figures and inventory, enabling decisions that impact and maximize revenue and profitability. Strategists can correlate previously undetected business patterns and spot opportunities that had remained hidden in distant databases and locales. And in a business climate of top-level accountability, CEOs, CFOs and CIOs can better monitor the big trends, and even the minute details, across their entire global enterprise.

Ascential has established a strong track record of enabling businesses to use data more profitably.



Our products have been proven in the most demandir environments. The more robust and scalable the requirement, the more varied the platforms and data types, the more our differentiators stand out.

Driving Customer Success Worldwide

Maximizing the value of information assets

The problems we solve are as individual as the many companies we serve. Here are just a few recent examples:

XM Radio > As the first digital audio radio satellite service provider in the U.S., XM Radio is focused on building market share and establishing strong supply chain relationships with major retailers like Best Buy and Circuit City. To enable rapid customer growth and provide retail partners with fast, quality service, XM Radio built an enterprise platform based on Ascential's DataStage XE enterprise data integration solution to drive the data exchange between their Supply Chain Management (SCM), Customer Relationship Management (CRM) and financial systems. The high performance, scalable data integration platform allows XM Radio to efficiently disseminate key data across enterprise-wide applications to target new customer segments and track revenue. The Ascential solution also supports the company's long-term high volume business model, which is targeting a potential customer base of up to 20 million users in five years.

Carrier Corporation > As a global Fortune 100 company with 9,500 employees, Carrier's success depends upon its ability to find and exploit opportunities for efficiency gains, cost savings and operational improvements across their worldwide manufacturing, distribution and marketing centers. Using Ascential's DataStage XE enterprise data integration solution to integrate terabytes of data from applications dispersed across approximately 170 countries, Carrier delivers business-critical information to key operational personnel to optimize delivery schedules and reduce IT costs. Managers have instant access to critical, reliable enterprise data – enabling them to analyze purchasing trends, track product performance and identify marketing opportunities to make intelligent business decisions with confidence.

Aquila Inc. > In order to consolidate its North American operations and achieve desired economies of scale, Fortune 100 energy giant Aquila (formerly UtiliCorp United) uses Ascential's enterprise data integration solution to transform data from its many business units into an enterprise information resource that enhances revenues and drives more efficient operations. Using the DataStage XE platform, Aquila integrates data from multiple internal systems (such as PeopleSoft and Oracle-based operational applications) and external sources (such as Dunn & Bradstreet and Experion). The result has been a dramatic improvement in the effectiveness of its decision support process for a wide range of enterprise functions, including marketing programs, human resources, outage analysis, facilities management, asset management and property tax analysis. The industry leading features and functionality of DataStage XE has allowed Aquila to achieve a 100% return on its Ascential investment in just 13 months.


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We have deep domain expertise from our years of accumulated experience with Global 2000 companies. With more than 1,800 customers in 25 countries, our client base encompasses vertical markets as wide-ranging as financial services, telecommunications, healthcare and life sciences, manufacturing, consumer goods, retail and more. Here is a partial list of some of our customers:

Consumer Packaged Goods
Anheuser-Busch
Dole Food
General Mills
Philip Morris
Sara Lee
Scotts

Energy
Aquila
Enbridge Consumers Gas
Schlumberger
Shell Oil
Texas Utilities

Finance
American Express
Credit Suisse First Boston
J.P. Morgan Chase & Co.
Marsh & McLennan
New York Life Insurance

Healthcare & Life Sciences
Cigna
Glaxo SmithKline Beecham
Johnson & Johnson
Novo Nordisk
Pfizer

Manufacturing
Boeing
Carrier
General Motors
Samsung
S.C. Johnson
Subaru

Retail
Blockbuster
Carrefour
Kinko's
LVMH
Starbucks

Telecommunications
AT&T
BellSouth
France Telecom
Verizon Communications
WorldCom

Transportation
Northwest Airlines
United Airlines

Media/Entertainment
Associated Newspapers
BMG Entertainment
Disney
Weather Channel
XM Radio



"Now, with quick access to accurate and timely data . . . people throughout the company are in better control of their business."

When Global Giants Merge

When Tokyo-based Fujitsu Limited and Munich-based Siemens AG combined to form a new computer powerhouse, Fujitsu Siemens Computers, unifying their wide range of information systems immediately became a critical challenge. Each company used different underlying technologies and applications to manage its sales, order administration and financial reporting functions. Prior to the merger, Fujitsu Computers Europe used legacy applications and financial software, while Siemens utilized SAP R/3. Without accurate, detailed information, the company's management and sales executives could not effectively manage the combined entity. Adding to the complexity of the task were the two companies' different organizational structures and IT system architectures. An open solution that worked across varied platforms was needed.

Following an extensive evaluation in conjunction with its systems integrator, Fujistu Siemens chose the comprehensive functionality of Ascential's DataStage enterprise data integration solution. One of the key reasons for choosing DataStage was the DataStage Extract PACK for SAP R/3, which enables users to extract data natively from SAP R/3 systems and integrate data from other sources. DataStage also offered a proven enterprise solution with a large installed base – another critical requirement.

DataStage enabled the company to integrate data from multiple systems and applications into "a single system that is transparent to users," said George Kirkham, Fujitsu-Siemens' systems manager. This consolidated view of enterprise resource planning data was critical for the success of the merger. "Now, with quick access to accurate and timely data, people throughout the company are in better control of their business."



"Ascential's scalable data integration platform is ideal for very large, complex and highly distributed data warehouse environments. The solution's ability to consolidate and correlate large volumes of data and meta data is a key factor in our success. Ascential's comprehensive support for data integration and meta data management is taking our warehouse to a new level and helping us achieve a better return on information across the company."

KEVIN JANES,
system analyst
BlueCross BlueShield of Tennessee



"To arm the two companies we support with the power to grow their businesses, we needed a solution to reliably aggregate UNIX and mainframe-based data on customer preferences. With DataStage XE/390, we confidently deliver the data users require to sharpen Enbridge's competitive edge."

HUGH MACMILLAN,
database administration manager
Enbridge, Inc.

Industry analysts estimate that the data integration software market will be approximately $2.5 billion in 2002 and will grow to $3.5 billion in 2004. The market potential reflects the scores of companies attempting to solve their data integration problem themselves through internal development. As their needs outgrow the ability of these custom applications, these businesses will eventually seek outside help, further expanding the market opportunity for Ascential.

Additional facts reveal the extent of this market's growing need for data integration. According to industry experts, the average enterprise will manage 100 terabytes of data by 2005, and large enterprises will manage 500 terabytes. (One hundred terabytes of text is enough to fill 2 million four-drawer file cabinets.)

With the Internet Age increasing the velocity of information and with the growing variety of data sources – from databases to applications to documents and website click streams – the task of managing enterprise information becomes even more formidable. The ability to make sense of it all, to manage it, to derive insight and formulate effective action is not optional for global companies today.

Ascential is uniquely capable of fulfilling this global need. We are completely focused on enterprise data integration and have significant financial resources to fuel our leadership agenda and growth through strategic acquisitions and innovative product development.

Growing Company in a Growing Business

Over this past year, we laid the foundation for our future success, continuing to invest in research and development to further our competitive advantage. Ascential has the deep industry experience, the industry relationships and the vision to execute a market-leading strategy. With clear insight into the enterprise data integration needs of the Global 2000, we have the competitive edge to deliver lasting value in this exciting growth market.



Financial Summary

ASCENTIAL SOFTWARE Selected unaudited Pro Forma Financial Highlights

(In Thousands)

	Q1'01	Q2'01	Q3'01	Q4'01	FY'01
License Revenue	$ 16,848	$ 18,372	$ 12,888	$ 14,309	$ 62,417
Services Revenue	$ 16,404	$ 18,163	$ 14,132	$ 12,864	$ 61,563
Total Revenue	$ 33,252	$ 36,535	$ 27,020	$ 27,173	$ 123,980
Cost of Licenses	$ 4,890	$ 3,352	$ 3,421	$ 4,005	$ 15,668
Cost of Services	$ 11,441	$ 12,847	$ 11,221	$ 9,513	$ 45,022
Cost of Revenues	$ 16,331	$ 16,199	$ 14,642	$ 13,518	$ 60,690
Gross Profit	$ 16,921	$ 20,336	$ 12,378	$ 13,655	$ 63,290
Gross Margin	50.9%	55.7%	45.8%	50.3%	51.0%
Sales & Marketing	$ 26,357	$ 24,765	$ 21,319	$ 19,820	$ 92,261
Research & Development	$ 7,357	$ 7,827	$ 6,033	$ 5,970	$ 27,187
General & Administrative	$ 3,160	$ 5,343	$ 10,697	$ 6,183	$ 25,383
Operating Expenses	$ 36,874	$ 37,935	$ 38,049	$ 31,973	$ 144,831
Operating Income	($19,953)	($17,599)	($25,671)	($18,318)	($81,541)

2001 Ascential Revenue Breakout

Ascential's revenue in 2001 was evenly split between licenses and service.



24% Maintenance
3% Training
50% License
23% Consulting



($ Millions)
120
100
80
60
40
20
0
97
98
99
00
01

DataStage Revenue Trend

While Ascential Software was only named in 2001, the DataStage product family that make up the ongoing business of the company was introduced in January of 1997, and has realized excellent revenue growth since.

Data Integration Market Opportunity

Industry analysts, such as the Gartner Group, hav indicated that the ETL (extract transform & load) market, defined by the sum of the ETL revenue of known vendors, is only a fraction of the true mark opportunity. Gartner estimates that as much as 80 presently done as in-house coding of data extracti routines. As the volume, velocity and variety of d expands, much of this home-grown ETL becomes opportunity for migration to Ascential.



20% Vendor Defined Market
80% In-house Coding

ASCENTIAL SOFTWARE Consolidated Balance Sheet (In Thousands)

1) Pro forma financial highlights exclude the revenue and expenses associated with the Informix database business which was sold to IBM in July of 2001, the costs associated with this sale and the net gain on the sale. The pro forma financial highlights also exclude costs associated with mergers, restructuring, impairment, amortization of purchased intangibles and in-process research and development charges for all periods presented. See the company's 2001 *Annual Report on Form 10-K for* GAAP Reporting.

2) Pro forma financial highlights for the twelve months ended December 31 include revenue of $16,799 associated with the Media360™ product line that the company intends to sell in 2002. The pro forma financial highlights for the twelve months ended also include $2,901 of revenue from the i.Sell product line which was discontinued in the first quarter of 2001. See the company's 2001 Annual Report on Form 10-K for GAAP Reporting.

	Dec. 31, 2001	Dec. 31, 2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 489,307	$ 128,420
Short-term investments	269,336	88,541
Accounts receivable, net	29,871	235,429
Recoverable income taxes	19,261	
Deferred taxes	20,832	-
Other current assets	31,239	17,330
Total current assets	859,846	469,720
PROPERTY AND EQUIPMENT, net	11,687	67,617
SOFTWARE COSTS, net	14,919	41,444
LONG-TERM INVESTMENTS	1,782	11,185
INTANGIBLE ASSETS, net	75,405	48,258
OTHER ASSETS	13,933	17,657
RECEIVABLE FROM SALE OF DATABASE BUSINESS	103,000	
Total Assets	**$ 1,080,572**	**$ 655,881**
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 11,681	$ 27,881
Accrued expenses	52,344	38,922
Accrued employee compensation	19,527	66,167
Income taxes payable	93,482	23,139
Deferred revenue	12,338	141,735
Advances from customers	55	10,492
Accrued merger, realignment and other charges	35,066	28,210
Other current liabilities	7,024	427
Total current liabilities	231,517	336,973
DEFERRED INCOME TAXES - NONCURRENT	28,710	-
OTHER NON-CURRENT LIABILITIES	-	787
STOCKHOLDERS' EQUITY		
Common stock; par value	2,564	2,804
Shares to be issued for litigation settlement	-	61,228
Additional paid-in capital	596,402	632,866
Treasury stock	(25,464)	
Retained earnings (accumulated deficit)	265,816	(359,132)
Accumulated other comprehensive loss	(18,973)	(19,645)
Total stockholders' equity	820,345	318,121
Total Liabilities and Stockholders' Equity	**$ 1,080,572**	**$ 655,881**

CORPORATE INFORMATION

CORPORATE HEADQUARTERS

Ascential Software Corporation
50 Washington Street
Westborough, MA 01581
Phone: (800) 486-9636
Fax: (508) 366-3669
www.ascentialsoftware.com

BOARD OF DIRECTORS

PETER GYENES
Chairman and Chief Executive Officer

DAVID J. ELLENBERGER
President and Chief Executive Officer
Vividon Inc.

JOHN J. GAVIN, JR.
Former Chief Financial Officer
Cambridge Technology Partners

JAMES L. KOCH
Director of the Center for Science,
Technology and Society, and
Professor of Management
Santa Clara University

ROBERT M. MORRILL
General Partner, Morrill Associates, L.P.,
Founder and Former Chairman,
VMARK Software, Inc.,
Former Partner,
Hambrecht & Quist Investment Partners

CORPORATE OFFICERS

PETER GYENES
Chairman and Chief Executive Officer

PETER FIORE
President

ROBERT MCBRIDE
Vice President and Chief Financial Officer

SCOTT SEMEL
Vice President, Legal, General Counsel
and Secretary

INDEPENDENT AUDITORS

KPMG LLP
Mountain View, California

TRANSFER AGENT

EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
(781) 575-3120
www.equiserve.com

INVESTOR RELATIONS

Request for financial information or for a copy of the annual report on Form 10-K for 2001 as filed with the Securities and Exchange Commission may be obtained without charge by writing to:

Investor Relations Department
Ascential Software Corporation
50 Washington Street
Westborough, MA 01581
www.ascentialsoftware.com

FORWARD LOOKING STATEMENTS

Any statements contained herein including without limitation statements to the effect that Ascential Software Corporation or its management "believes," "expects," anticipates," "plans," "may," "will, "projects," "continues," "intends," or "estimates," or statements concerning "potential" or "opportunity" or other variations thereof or comparable terminology or the negative thereof that are not statements of historical fact should be considered forward-looking statements as a result of certain risks and uncertainties. The forward-looking statements in this annual report address a variety of subjects including, for example, expected gross margins and operating margins, data volumes managed by the company's customers, realization of value by customers and customer expectations, ability of the company to fulfill the requirements of its customers, impact of the company's actions and strategies on its market share, ability to deliver increasing value to shareholders, operating profitability, and size of the data integration market. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: risks relating to the company's sale to IBM of its database business, the ability of the company to expand its market share, growth rates for the enterprise data integration market, general business conditions in the software industry, the technology sector, and in the domestic and international economies, rapid technological change in the markets served by the company, dependence on international operations, and difficulties that the company may experience integrating technologies, operations and personnel of completed or future acquisitions. For a detailed discussion of these and other cautionary statements, please refer to the filings made by the company with the Securities and Exchange Commission, including, without limitation, the most recent Annual Report on Form 10-K. The company disclaims any intent or obligation to update any forward-looking statements made herein to reflect any change in the company's expectations with regard thereto or any change in events, conditions, or circumstances on which such statements are based.

Corporate and North America
Ascential Software Corporation
50 Washington Street
Westboro, MA 01581
(800) 966-9875
Phone: (508) 366-3888
Fax: (508) 366-3669
www.ascentialsoftware.com
info@ascentialsoftware.com

Latin America
Rua Alexandra Dumas 2200
Cj 702
Chacara Santo Antonio
São Paulo - SP
Brazil
CEP 04717-910
Phone: 55 11 5188 1000
Fax: 55 11 5182 9874
www.ascentialsoftware.com/la/br
www.ascentialsoftware.com/la/sp

Northern Europe
7 New Square
Bedfont Lakes
Feltham
Middlesex
England
TW 14 8HA
Phone: 44 208 818 0700
Fax: 44 208 818 0701
www.ascentialsoftware.com/neu

Southern Europe
Tour Framatome-La Défense 6
1, place de la Coupole
92084 La Défense cedex
France
Phone: 33 1 46 96 37 37
Fax: 33 1 46 96 37 03
www.ascentialsoftware.fr
www.ascentialsoftware.it

Central & East Europe
Landsberger Strasse 302
D-80687 München
Germany
Phone: 49 89 20707 0
Fax: 49 89 20707 110
www.ascentialsoftware.com/cee/
www.ascentialsoftware.com/cee/eng

Australia / New Zealand
Level 6, 50 Berry Street
North Sydney NSW 2060
Australia
Phone: 61 2 9900 5688
Fax: 61 2 9928 1666
www.ascentialsoftware.com/aunz

Japan
Atago Green Hills Mori Tower 24F
2-5-1 Atago
Minatu-ku
Tokyo 105-6224
Japan
Phone: 81 3 5733 8200
Fax: 81 3 5733 8201
www.ascentialsoftware.com/jp

Asia
2801 Central Plaza
18 Harbour Road
Wanchai, Hong Kong
Phone: 852 2824 3311
Fax: 852 2824 0800
www.ascentialsoftware.com/asi

South Africa
Block II, Tuscany Office Park
Coombe Place,
Rivonia, Gauteng
South Africa
Phone: 27 11 807 5430
Fax: 27 11 807 2594
www.ascentialsoftware.com/za

Ascential™ Software